JOHN HANCOCK CAPITAL SERIES 601 Congress Street Boston, Massachusetts 02210

September 2, 2008

Chad Eskildsen
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
VIA EDGAR

Re:	Form N-CSR Report - December 31, 2007 – Response to SEC comments

John Hancock Capital Series (the “Trust”) (File No. 811-01677)
John Hancock Classic Value Fund, John Hancock Classic Value II and John Hancock
Core Equity Fund (each a “Fund” and together the “Funds”)

Dear Mr. Eskildsen:

     This letter responds to comments of the staff of the Securities and Exchange Commission (the “Commission”) transmitted orally regarding the Trust’s Form N-CSR report for the annual period ended December 31, 2007 as filed with the Commission on March 7, 2008 (accession no. 0000928816-08-000335). For the staff’s convenience, its comments are restated below, followed by the Trust’s responses. Please note that we have also included a Tandy letter as requested.

SEC Comment 1: Portfolio Turnover

Core Equity Fund - The staff provided the following comments:

The Fund’s Shareholder Report states in the Financial Highlights section that the Fund’s portfolio turnover increased from 78% in 2006 to 147% in 2007. Registrant should consider adding appropriate disclosure in the Management Discussion of Fund Performance section regarding the increased portfolio turnover.

The Fund’s Statement of Additional Information (“SAI”) shows historical turnover of around 80% and the increase in 2007. Registrant should consider adding disclosure regarding the increased portfolio turnover.

Management’s Response: Comment Accepted.

The reason for the increase in portfolio turnover is due to a benchmark change that occurred at the end of the Fund’s 2006 fiscal year. This was disclosed in the 2006 annual report. As a result, management shifted to a more aggressive use of a quantitative rating system in fiscal 2007 and introduced more market-responsive models into the quantitative ranking system. Additionally, overall market volatility and net redemptions increased the Fund’s turnover.

The following disclosure was included in the Fund’s June 30, 2008 Shareholder Report -Manager’s Report to shareholders: “Most of the Fund’s underperformance versus the benchmark occurred in the first quarter. The problem during that stretch was that investors flocked to companies perceived as being capable of delivering stable earnings growth regardless of how expensive they were. Our stock-picking model, which emphasizes undervalued stocks of companies with improving fundamentals, was out of step with this environment, although our model regained some of its effectiveness in the second quarter. We introduced more market-responsive models into our quantitative ranking system and made more aggressive use of our quantitative rating system, which increased our portfolio turnover rate, but made us more nimble.”

The SAI provides the Fund’s annual turnover rates for the last two years and states that a turnover rate of 100% or above is considered high. Since the Fund’s 2007 portfolio rate is above 100% we have added the following footnote disclosure to the Fund’s SAI: “The Fund’s increase in portfolio turnover was the result of a benchmark change that occurred at the end of the Fund’s 2006 fiscal year end.”

SEC Comment 2: Sector Concentration

Classic Value Fund & Classic Value Fund II – The staff provided the following comments:

These Funds’ Shareholder Report states in the Management Discussion of Fund Performance (portfolio summary) section that the Funds held 44%/46% of their portfolios in the financial sector. Registrant should consider adding disclosure regarding sector concentration.

The Funds’ Prospectus and SAI state that the Funds are diversified by industry but do not appear to address sector concentrations. Registrant should consider adding disclosure regarding sector focus and performance risk.

Management’s Response: Comment Accepted.

Commencing with the Funds’ June 30, 2008 shareholder report, we have commenced adding general sector risk disclosure in the Portfolio Summary section, as follows: “Sector investing is subject to greater risks than the market as a whole. Because the fund may focus on particular sectors of the economy, its performance may depend on the performance of those sectors.”

The following disclosure has been added to the Funds’ Prospectus: “As a result of the subadviser's research and analysis, the Fund may focus on particular sectors of the economy.” (added to the “Goal and strategy” section). “Because the Fund may focus on particular sectors of the economy, its performance may depend on the performance of those sectors.” (added to the “Main risk” section).

*****

     Per the staff‘s request and pursuant to the Commission’s press release (“SEC Staff to Publicly Release Comment Letters and Responses,” 2004-89), the Trust acknowledges the following:

  The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at (617) 663-4324.

Best regards,

/s/ Alfred P. Ouellette Alfred P. Ouellette Assistant Vice President and Senior Counsel